Exhibit 99.1

Ferrari N.V. - Completion of the first tranche of the disclosed multi-year share buyback program and announcement of the second tranche

Maranello (Italy), 1 July 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
24/06/2019	10,144	143.2538	1,453,166.55	6,833	163.0464	1,114,096.05	977,791.87	16,977	143.1913	2,430,958.41
25/06/2019				36,400	160.5420	5,843,728.80	5,131,479.45	36,400	140.9747	5,131,479.45
26/06/2019				1,560	158.9471	247,957.48	218,234.00	1,560	139.8936	218,234.00
Total	10,144	143.2538	1,453,166.55	44,793	160.8685	7,205,782.33	6,327,505.32	54,937	141.6290	7,780,671.87

Since the announcement of the buyback program dated 28 December 2018 till 27 June 2019, the total invested consideration has been:

•	Euro 99,500,010.20 for No. 869,357 common shares purchased on the MTA

•	USD 56,335,927.61 (Euro 50,106,795.02*) for No. 375,203 common shares purchased on the NYSE resulting in total No. 6,994,142 common shares held in treasury as of 27 June 2019. As of the same date, the Company held 2.72% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

With the purchases described above the Company has completed its Initial Program announced on 28 December 2018.

The Company intends to continue its already disclosed multi-year share buyback program with a second tranche of Euro 200 million to start on 2 July 2019 (“Second Tranche”) and to end no later than 27 December 2019 of which Euro 150 million to be executed on the MTA market under a non-discretionary buyback agreement with a primary financial institution and up to Euro 50 million to be executed on the NYSE under an additional mandate with a primary financial institution.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

2